UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CARGURUS, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

141788109

(CUSIP NUMBER)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)

1	Name of Reporting Persons. Anastasios Parafestas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 300,000
	6	shared voting power 16,723,633
	7	sole dispositive power 300,000
	8	shared dispositive power 16,723,633

9	aggregate amount beneficially owned by each reporting person 17,023,633
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 21.8%
12	type of reporting person (See Instructions) IN

1	Name of Reporting Persons. Argonaut 22 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 13,708,219
	7	sole dispositive power 0
	8	shared dispositive power 13,708,219

9	aggregate amount beneficially owned by each reporting person 13,708,219
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 17.6%
12	type of reporting person (See Instructions) OO

1	Name of Reporting Persons. Spinnaker Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 13,708,219
	7	sole dispositive power 0
	8	shared dispositive power 13,708,219

9	aggregate amount beneficially owned by each reporting person 13,708,219
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 17.6%
12	type of reporting person (See Instructions) OO

1	Name of Reporting Persons. The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,015,414
	7	sole dispositive power 0
	8	shared dispositive power 3,015,414

9	aggregate amount beneficially owned by each reporting person 3,015,414
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.9%
12	type of reporting person (See Instructions) OO

1	Name of Reporting Persons. John J. Prior Jr. , as co-trustee of the RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,015,414
	7	sole dispositive power 0
	8	shared dispositive power 3,015,414

9	aggregate amount beneficially owned by each reporting person 3,015,414
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.9%
12	type of reporting person (See Instructions) OO

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nancy B. Peretsman, as co-trustee of The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,015,414
	7	sole dispositive power 0
	8	shared dispositive power 3,015,414

9	aggregate amount beneficially owned by each reporting person 3,015,414
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.9%
12	type of reporting person (See Instructions) OO

Item 1.	(a) Name of Issuer

CarGurus, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2 Canal Park, 4th Floor

Cambridge, Massachusetts 02141

Item 2.	(a) Name of Person Filing

This amendment to Schedule 13G is filed on behalf of each of (i) Anastasios Parafestas, a director of the Issuer, a direct and indirect holder of the Issuer’s Class A common stock, par value $0.001 per share (the “Common Stock”), (ii) Argonaut 22 LLC, a direct holder of the Issuer’s Common Stock, (iii) Spinnaker Capital LLC, the Managing Member of Argonaut 22 LLC, (iv) the RWS 2006 Family Trust, a direct holder of the Issuer’s Common Stock, (v) John, J. Prior Jr., a co-trustee of the RWS 2006 Family Trust, and (vi) Nancy B. Peretsman., a co-trustee of the RWS 2006 Family Trust, (collectively, the “Reporting Persons”).

The Reporting Persons previously jointly filed this Schedule 13G with Promerica Capital LLC, Promerica Inc., GC Holdings Investors LLC, and Gore Creek LLC pursuant to a joint filing agreement dated February 14, 2018. Mr. Parafestas was the Executive Vice President of Promerica Inc. and Manager of Gore Creek LLC until his resignation on March 5, 2018. Following Mr. Parafestas’ resignation, on March 29, 2018, Promerica Capital LLC, Promerica Inc., GC Holdings Investors LLC, and Gore Creek LLC provided written notice to the Reporting Persons that they were terminating the joint filing agreement entered into on February 14, 2018.

Spinnaker Capital LLC is the Managing Member of Argonaut 22 LLC, and Mr. Parafestas is the Sole Manager and Member of Spinnaker Capital LLC, and each therefore indirectly beneficially owns the 13,708,219 shares held directly by Argonaut 22 LLC.

Each of Mr. Parafestas, Mr. Prior and Ms. Peretsman are co-trustees of the RWS 2006 Family Trust. Neither Mr. Parafestas nor Mr. Prior are beneficiaries of the RWS 2006 Family Trust and each expressly disclaims beneficial ownership of the shares held by the RWS 2006 Family Trust.

The Reporting Persons have entered into a joint filing agreement, dated as of March 30, 2018, a copy of which is attached as Exhibit A.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address for Mr. Parafestas, Mr. Prior and Ms. Peretsman is One Joy Street, Boston, Massachusetts 02108.

The principal business address for each of Argonaut 22 LLC, Spinnaker Capital LLC, and the RWS 2006 Family Trust is One Joy Street, Boston, Massachusetts 02108.

(c)	Citizenship

Mr. Parafestas, Mr. Prior and Ms. Peretsman are citizens of the United States of America.

Argonaut 22 LLC is a Delaware limited liability company.

Spinnaker Capital LLC is a Delaware limited liability company.

The RWS 2006 Family Trust is a trust established in the State of New York.

(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number

141788109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Anastasios Parafestas	17,023,633
Argonaut 22 LLC	13,708,219
Spinnaker Capital LLC	13,708,219
The RWS 2006 Family Trust	3,015,414
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3,015,414
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3,015,414

Mr. Parafestas’ holdings include (i) 100,000 shares of Common Stock and 200,000 shares of Class B common stock held directly by Mr. Parafestas, each of which is convertible on a one-to-one basis into shares of Common Stock at any time at the election of Mr. Parafestas, (ii) 13,708,219 shares of Common Stock held directly by Argonaut 22 LLC, over which Mr. Parafestas has voting and dispositive power as Sole Manager and Member of Argonaut 22 LLC’s Managing Member, and (iii) 3,015,414 shares held by the RWS 2006 Family Trust, of which Mr. Parafestas is a co-trustee.

(b)	Percent of class:

Anastasios Parafestas	21.8	% (1)
Argonaut 22 LLC	17.6%
Spinnaker Capital LLC	17.6%
The RWS 2006 Family Trust	3.9%
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3.9%
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3.9%

The percentage amount for the Reporting Persons is based on 77,890,576 shares of Common Stock outstanding as of February 23, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 1, 2018.

(1) The percentage of beneficial ownership assumes the conversion of all of the shares of Class B common stock held by the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Anastasios Parafestas	300,000
Argonaut 22 LLC	0
Spinnaker Capital LLC	0
The RWS 2006 Family Trust	0
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0

(ii)	Shared power to vote or to direct the vote:

Anastasios Parafestas	16,723,633
Argonaut 22 LLC	13,708,219
Spinnaker Capital LLC	13,708,219
The RWS 2006 Family Trust	3,015,414
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3,015,414
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3,015,414

(iii)	Sole power to dispose or to direct the disposition of:

Anastasios Parafestas	300,000
Argonaut 22 LLC	0
Spinnaker Capital LLC	0
The RWS 2006 Family Trust	0
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0

(iv)	Shared power to dispose or to direct the disposition of:

Anastasios Parafestas	16,723,633
Argonaut 22 LLC	13,708,219
Spinnaker Capital LLC	13,708,219
The RWS 2006 Family Trust	3,015,414
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3,015,414
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3,015,414

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2018

ANASTASIOS PARAFESTAS

/s/ Anastasios Parafestas
Anastasios Parafestas

ARGONAUT 22 LLC
By: Spinnaker Capital LLC, its Manager

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Managing Member

SPINNAKER CAPITAL LLC

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Managing Member

THE RWS 2006 FAMILY TRUST

By:	/s/ Nancy B. Peretsman

Name:	Nancy B. Peretsman
Title:	Co-Trustee

By:	/s/ Anastasios Parafestas

Name:	Anastasios Parafestas
Title:	Co-Trustee

By:	/s/ John J. Prior Jr.

Name:	John J. Prior Jr.
Title:	Co-Trustee

JOHN J. PRIOR JR., as co-trustee of the RWS 2006 Family Trust

/s/ John J. Prior Jr.

NANCY B. PERETSMAN, as co-trustee of the RWS 2006 Family Trust

/s/ Nancy B. Peretsman